FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant

in connection with Rule 12g3-2(b):   N/A

REPSOL YPF, S.A.

Item

1.	Press release dated November 16, 2006, entitled “Repsol YPF Net Income Rises 3.1% to EUR 2,651 Million”

Item 1

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, 16 November 2006

Number of pages: 10

Preview of January - September 2006 results

REPSOL YPF NET INCOME RISES 3.1% TO EUR 2,651 MILLION

•	Income from operations up 5.5%

•	EBITDA rises 7,1% to EUR 7,135 million

•	Earnings per share increase 3.1% to EUR 2.17

•	Financial charges down 17%

Repsol YPF net income in the first nine months of 2006 was 3.1% higher year-on-year, reaching EUR 2,651 versus EUR 2,571 million a year earlier. Income from operations increased 5.5% to EUR 5,066 million.

EBITDA (earnings before interest, taxes, depreciation and amortization) rose 7,1% to EUR 7,135 million against EUR 6,664 million in the same period a year ago. At EUR 2.17, earnings per share also posted a significant 3.1% rise.

These results were achieved against a backdrop of high oil prices, with Brent trading up 24.7%, the refining margin down 20.5%, and higher international margins on chemicals, although these were also accompanied by higher energy costs. The growth trend in gas and power was ongoing thanks to good results in distribution in Latin America, gas marketing and the power business in Spain.

Lower financial charges

Financial charges in the first nine months of 2006 were EUR 387 million versus EUR 464 million in the same period last year. This drop was mainly the result of lower interest expenses owing to a year-on-year reduction in average net debt, plus the impact of positive translation differences due to the appreciation of the Brazilian real and the euro against the dollar.

Press Release

Net debt at the close of the period was EUR 5,870 million, EUR 1,357 million more than at the end of 2005 mainly because of the 99.95% year-on-year increase in investments, mainly consisting of the Shenzi field acquisition in the Gulf of Mexico; dividend payments, and the appreciation of the euro against the dollar.

PERFORMANCE BY BUSINESS AREAS

Exploration & Production: income from operations shows 13.4% growth

At EUR 2,890 million, third quarter income from exploration & production operations in the first nine months was 13.4% higher than the equivalent EUR 2,549 million posted a year earlier.

Growth in operating income was mainly driven by high crude oil reference prices, which boosted the company’s liquids realisation price to an average $47.65 per barrel in these nine months versus the 2005 equivalent of $36.27 per barrel, and by higher realisation prices in Trinidad & Tobago, Venezuela, and Argentina.

Total production in the first nine months fell 4% year-on-year to 1,109,600 boepd, mainly curtailed by a drop in production in Venezuela due to the migration from Operating Concessions to Mixed Companies, and problems in delivery to PDVSA, and also by the lower production in Argentina because of oil field decline. These factors were partly compensated by production growth in Trinidad & Tobago, Peru, Bolivia, and Brazil.

First nine month investments in this area were 263.7% higher year-on-year, reaching EUR 3,386 million. This sharp increase was driven by the acquisition of the Shenzi field for EUR 1,727 million, the start of the Canaport (Canada) and Gassi Touuil (Algeria) projects, the acquisition of a 10% stake in West Siberian Resources, and larger investments in development and exploration.

Investments in development accounted for 30.6% of total investment in the January-September 2006 period, and were mainly spent in Argentina (60%), Venezuela (9%), Trinidad & Tobago (9%), Algeria (4%), Ecuador (4%), and the United States of America (4%).

Refining & marketing marks 2.6% sales growth

Income from operations in the refining & marketing area was EUR 1,611 million in the first nine months, falling 23% against the EUR 2,093 million posted a year earlier. Lower performance was mainly the outcome of lower refining margins and narrower marketing margins in Argentina because of the impossibility of passing product price rises on to retail prices. In Spain, margins were higher year-on-year.

Total oil product sales rose 2.6% to 43.8 million tons. In Spain and ABB (Argentina, Brazil and Bolivia), light product sales to our own network were higher.

Press Release

LPG sales worldwide were 15.3% higher than in the first nine months of 2005 and included wholesales in Argentina, which until 2006 were booked to ABB.

Latin American sales increased by 10.6% with respects to the firs nine months of 2005. Retail margins have increased in all countries, except Peru, where these remained in line with those of the previous year.

Investments in refining & marketing were EUR 492 million, 30.2% down on the 2005 figure of EUR 705 million, which included the acquisition of Shell’s LPG assets in Portugal.

Chemicals post 6.6% rise in sales

In Chemicals, income from operations in the first nine months of 2006 was EUR 208 million, 21.5% down year-on-year, mainly because of higher energy costs and the fact that 2005 results included capital gains on the sale of a 28% stake in PBB Polisur and the positive impact of the Sines acquisition.

Total petrochemical product sales this period reached 3,629 thousand tons, 6.6% more than the year before despite the scheduled turnovers at the propylene oxide and styrene monomer and derivatives plants in Tarragona.

First nine months 2006 investments in Chemicals totalled EUR 128 million, 8.5% higher than the same period a year ago, and included the project for a capacity increase capacity at the PO/SM plant at the Tarragona complex, as well as the cracker and the high-density plant at the Sines Complex in Portugal.

Gas & Power reports 24.5% income growth

Income from Gas & Power operations in the first nine months totalled EUR 361 million versus EUR 290 million in the same period a year earlier. This rise was mainly attributable to larger capital gains from the sale of Enagas shares and positive earnings performance by Gas Natural SDG.

The power activity in Spain and international activity posted considerable income growth, and natural gas marketing in Spain showed ongoing improvement.

Investments in Gas & Power during the first nine months totalled EUR 236 million, lower than the 2005 equivalent, which included the acquisition of Dersa, an eolic power generation company.

Press Release

ANNEX

BUSINESS HIGHLIGHTS

Agreements for projects in Russia

In February Repsol YPF and West Siberian Resources (WSR) signed a strategic agreement whereby Repsol YPF acquired a 10% stake in the latter, and will be able to take an active part in developing projects for the exploration and production of oil and gas in Russia, where WSR owns high-interest exploration assets.

In October, Repsol YPF and Gazprom signed a protocol agreement to study the possible development of joint projects in the gas and oil business in Europe, Latin America and Africa, as well as liquefied natural gas (LNG) ventures in the Russian Federation, such as the Baltic LNG project. The government of the Russian Federation recently granted Gazprom exclusive rights on the export of gas from that country. The development of such integrated gas projects is a strategic priority for Repsol YPF, and the steps taken on this front have served to strengthen the upstream business, in line with the company’s policy of geographical diversification.

Acquisition in deep waters of the US Gulf of Mexico

In July, Repsol YPF paid EUR 1,727 to acquire a 28% stake in the Shenzi Field, one of the largest oil fields in the U.S. Gulf of Mexico and among the most profitable deepwater areas for the global oil industry.

On 10 November, the consortium comprising Repsol YPF (28%), BHP Billiton (44%), and Hess Corporation (28%) acquired from Anadarko Petroleum Corporation the Genghis Khan field in the Gulf of Mexico. The total cost of the transaction was $1.35 billion, with Repsol YPF’s net investment totalling $378 million.

The Genghis Khan field currently has two drilled wells and considerable oil and considerable oil and gas reserves estimated at approximately 110 million barrels. The importance of the Genghis Khan acquisition resides in the fact that it is an extension of the Shenzi field and, therefore, the development of both projects will generate significant synergies for Repsol YPF. Through this investment, Repsol YPF has consolidated this geographical region as one of its core growth areas in upstream, jointly with North Africa (Libya and Algeria) and Trinidad & Tobago.

Press Release

Agreement for the gassi touil project in Algeria

In Algeria, Repsol YPF, Gas Natural and Sonatrach signed last March the constitution of a joint venture called Sociedad de Licuefacción (SDL), which will construct and operate the natural gas liquefaction plant for the Gassi Touil project, the most important undertaking ever carried out in Algeria by an international consortium.

Successful exploration In Algeria

In April, Repsol YPF announced the success of two gas wells drilled in the Reggane Basin in the Algerian Sahara Desert. The first well yielded a production rate of 636,000 m3/day. The second well represents a new discovery, yielding a preliminary production rate of 100,000 m3/day. Repsol YPF, with a 33.75% stake, is operator of the consortium, comprising the Algerian national company Sonatrach (25%), RWE Dea (22.50%) and Edison (18.75%).

In May, Repsol YPF made another new gas discovery in Algeria, producing a gas flow of 763,000 m3/day at a depth of 3,983 metres, and 483,000 m3/day at a depth of 2,360 metres.

Greater activity in North Africa and the Caribbean

In Libya, where Repsol YPF is the largest operator, second only to the national company NOC, there was a new discovery of light crude in the Murzuq basin, testing at a preliminary production level of 2,300 barrels of oil equivalent per day (boepd).

In Trinidad & Tobago, a Caribbean country housing 10% of Repsol YPF’s total oil and gas reserves and of strategic importance because of its magnificent location for supplying gas to the Atlantic coast, gas production rose considerably to 119,600 boepd with the start up of the fourth Atlantic LNG train.

Third largest oil producer in Brazil

In April, Repsol YPF and Petrobras launched the production start-up at Brazil’s largest offshore floating rig in the Albacora Leste field, making our company the third largest oil producer in that country. The P-50 Albacora-Leste platform, in which Repsol YPF holds a 10% stake, is anchored to the seabed at a depth of 1,240 metres, 120 km offshore, and is one of the most modern and complex production units in the world.

Press Release

Investment plan in Argentina

On 23 June, Antonio Brufau presented to Nestor Kirchner, President of Argentina, during his official visit to Spain, a schedule for a total investment in Argentina of $6 billion (EUR4.77 billion) during the three-year period of 2007 to 2009, of which $4.6 billion (EUR3.658 billion) has been earmarked for the area of Exploration & Production, and the remaining $1.4 billion (EUR1.113 billion) has been allotted to the Refining & Marketing and Chemical areas. Among the specific programmes contemplated by this plan is a project to emphasize offshore deepwater exploration activities in association with ENARSA.

As part of this plan, on 13 September last, YPF signed an agreement to establish a consortium for the exploration, development, exploitation and marketing of oil and gas in the E3 offshore area, 250 km to the east of Mar del Plata, in the province of Buenos Aires.

Agreement with Gas Natural for LNG transport

Repsol YPF and Gas Natural signed on 8 May a Time Charter Contract with the shipbuilders, Knutsen, for a methane tanker with a capacity of 138,000 cubic metres, which both companies will use to transport liquefied natural gas (LNG) from the year 2009 onwards.

Construction of an LNG plant in Canada

On 17 May, Repsol YPF started the construction in Canada of one of the largest LNG regasification plants in North America, scheduled to go into operation in the last quarter of 2008. This plant will have an initial capacity of 1 billion cubic feet of gas per day (some 10 billion cubic metres per year), equivalent to 20% of the USA northeast market. The maximum capacity of this plant will be 1,200 million cubic feet per day, which may be increased to 2 billion cubic feet per day. At the same time, Repsol YPF signed contracts relating to the construction of the gas pipeline from Saint John, New Brunswick, to supply the most important markets in the USA, such as Boston and New York.

Start of the Peru LNG Project

In January, work started in Peru on the Peru LNG project, in which Repsol YPF holds a 20% stake. This project contemplates the construction of a liquefaction plant in Pampa Melchorita scheduled to go into operation by 2009. The liquefied gas produced at this plant, which has a capacity of more than 4 million tons of LNG, will be sold on the West coast of the United States and Mexico. The plant will be supplied by natural gas produced at the Camisea field, in which Repsol YPF holds a 10% interest.

Press Release

Bolivia

On 29 October last, Repsol YPF and the Government of Bolivia executed the new operating contracts that will regulate the company’s activities in Bolivia under the new legal regime established by the Bolivian authorities pursuant to the new Hydrocarbon Law and the Nationalisation Decree enacted on 1 May of this year. Repsol YPF considers that this agreement falls in line with the public commitment of the President of Bolivia, Evo Morales, to guarantee a secure legal framework for the company’s investments, a principle that Repsol YPF deems essential for carrying out its activities in that country. Repsol YPF values that the new contracts guarantee the return on investments made to date in Bolivia and those to be developed in the future.

Investment of over eur 600 million in Portugal

In July last, Antonio Brufau, Executive Chairman of Repsol YPF, accompanied by Pedro Fernández Frial, Executive Director of Downstream, presented to the Portuguese Ministry of Economy and Innovation, Manuel Antonio Gomes de Almeida de Pinho, in Lisbon, the company’s growth project for the Sines Petrochemical Complex in the 2006-2010 period, involving an investment of over EUR600 million.

This project contemplates the construction of three new plants, including a power station and two plants for the production of new plastic products (linear polyethylene and polypropylene) at the current installations, as well as increasing the capacity of the cracker currently in operation by more than 40% to 570,000 tons per year. Current production at the complex will increase twofold, boosting olefin production to nearly one million tons and polyolefin production to a similar amount.

This investment will accomplish full integration of feedstock consumption (ethylene, propylene) at the Sines Complex, and optimise costs, as well as complement the product portfolio and increase production of higher added value products. As a result, the Sines Complex will increase its efficiency to become one of the most technologically advanced of its kind in the European petrochemical industry.

Agreement for the development of biofuels

Last March, Repsol YPF and ACCIONA signed a memorandum of agreement for the construction and development in Spain of biodiesel plants that could produce over one million tons per year using first-use vegetable oils and feedstock. This agreement involves an estimated investment of EUR 300 million, and is one of the largest entered to date in the sphere of biodiesel. On 24 April last, the Ministry of Industry, Tourism and Commerce, via the Centre for Technological and Industrial Development (with the initials in Spanish CDTI), granted a subsidy of over EUR 22 million to a group of companies, headed by Repsol YPF, for a research and development project on biodiesel. This CENIT biodiesel project will make it possible to develop technology that will aid in the reduction of the greenhouse gases causing climate change and encourage the diversification of energy sources in order to reduce our dependence on imported oil products.

Press Release

SHAREHOLDERS HIGHLIGHTS

20% dividend rise

On 16 June last, Repsol YPF held its Annual General Shareholders Meeting, at which all the resolutions presented were passed, including payment of a gross dividend of Eu0.60 per share against the 2005 financial year, equivalent to a 20% rise year-on-year, thanks to the good performance posted in what Antonio Brufau described as “an excellent year”, when the company marked a record profit.

Sacyr Vallehermoso become shareholders

On 16 October, Sacyr Vallehermoso informed the Comisión Nacional del Mercado de Valores (Spanish Stock Market authorities), that it had acquired a 9.23624% stake in Repsol YPF through a direct 5.000465% investment made by Sacyr Vallehermoso Participaciones Mobiliarias, S.A. (an SyV wholly-owned company) and 4.23158% through derivative agreements entered into with financial institutions. On 26 October, Sacyr Vallehermoso reported that its total stake in the company was 9.94% and that it had the intention of increasing its holding to 20%. Subsequently, on 15 November CNMV was informed that SyV´s participation surpased 15% of the company´s shares outstanding.

The Board of Directors’ Nominations and Compensation Committee on 26 October agreed to submit a favourable opinion on the proposal made by Sacyr Vallehermoso regarding the appointment of Luis del Rivero Asensio and Juan Abelló Gallo, as domanial board members to fill the vacancies produced by resignation from the board of the members: Gonzalo Anes Álvarez-Castrillón and Marcelino Oreja Aguirre.

Acording to their statement in the note published by the CNMV, Sacyr Vallehermoso acquired the shares as an integral part of a stable and permanent strategy to participate in Repsol YPF while supporting the management team.

Press Release

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – September		Variation %
	2005	2006
EBITDA	6,664	7,135	7.1
Income from continuous operations before financial expenses	4,800	5,066	5.5
Financial expenses	(464)	(387)	(16.6)
Income from discontinued operations before tax	—	—	—
Income before tax and income from associates	4,336	4,679	7.9
Income tax	(1,752)	(1,890)	7.9
Share in income from companies carried by the equity method	77	73	(5.2)
Income for the period	2,661	2,862	7.6
Income attributable to minority interests	90	211	134.4

NET INCOME	2,571	2,651	3.1

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS OPERATIONS

BEFORE FINANCIAL CHARGES, BY ACTIVITIES

(Million euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – September		Variation %
	2005	2006
Exploration & production	2,549	2,890	13.4
Refining & marketing	2,093	1,611	(23.0)
Chemicals	265	208	(21.5)
Gas & power	290	361	24.5
Corporate & others	(397)	(4)	(99.0)

TOTAL	4,800	5,066	5.5

Press Release

REPSOL YPF OPERATING HIGHLIGHTS

	January – September		Variation %
	2005	2006
Oil and gas production (Thousand boepd)	1,156	1,109.6	(4.0)
Sales of oil products (Thousand tons)	42,682	43,781	2.6
Sales of petrochemical products (Thousand tons)	3,403	3,629	6.6
LPG sales (Thousand tons)	2,448	2,822	15.3

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	December 2005	September 2006

Goodwill	3,773	3,523
Other intangible assets	1,003	1,081
Property, plant & equipment	23,304	24,157
Long term financial instruments	1,149	1,136
Other non-current assets	1,050	1,070
Deferred tax assets	1,197	1,113
Assets held for sale	1	4
Current assets	11,157	11,865
Temporary cash investments and cash on hand and in banks	3,148	2,401

TOTAL ASSETS	45,782	46,350

Total equity	16,790	18,591
Long term provisions	3,068	3,030
Deferred tax liabilities	3,380	3,117
Subsidies and deferred revenues	200	263
Preferred shares	3,485	3,502
Non-current financial debt	6,236	7,097
Financial lease liabilities	590	575
Other non-current debt	914	476
Current financial debt	2,701	2,440
Other current liabilities	8,418	7,259

TOTAL EQUITY AND LIABILITIES	45,782	46,350

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 20, 2006	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer